                                   Filed by Interlott Technologies, Inc.
                                   Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934. Subject Company: Interlott Technologies, Inc. Commission File No: 001-12986

        The following press release was made by Interlott Technologies, Inc. on March 17, 2003:


FOR IMMEDIATE RELEASE

             INTERLOTT TECHNOLOGIES TO BE ACQUIRED BY GTECH HOLDINGS

             o Cash and stock transaction valued at $9.00 per share
      o Combined company will offer comprehensive set of lottery solutions

CINCINNATI, MARCH 17, 2003 - INTERLOTT TECHNOLOGIES, INC. (AMEX:ILI) today announced that it has entered into an agreement to be acquired by GTECH Holdings Corporation (NYSE: GTK). The agreement calls for GTECH to pay $9.00 per share for Interlott. Including estimated assumed debt of approximately $21 million, the transaction would have a total value of approximately $85 million. The transaction, which is subject to the approval of Interlott shareholders, regulatory approvals, and certain other closing conditions, is expected to be completed by late July 2003. Approval of GTECH shareholders is not required.

Interlott, the nation's leading manufacturer of Instant Ticket Vending Machines (ITVMs), Pull-Tab/Break-Open Ticket Vending Machines (PTVMs) and other high-security vending products, has supplied ITVMs to 28 of the 38 domestic lottery jurisdictions as well as to 14 international lottery jurisdictions.

GTECH is the world's leading provider of on-line gaming systems to the lottery industry. Its core strengths are secure, high-volume transaction processing; network integration; infrastructure development; and government contracting. GTECH serves 80 plus customers on six continents

"This is an exciting opportunity for Interlott," said Interlott President and Chief Executive Officer David F. Nichols. "The synergies gained by this integration into GTECH will accelerate the combined companies' ability to compete successfully in future lottery contract procurements.

"Interlott has reported 32 consecutive quarters of sustained profitability and has been able to achieve an enviable market presence. By combining with GTECH, we anticipate building on what has been created as a platform from which the synergies of the combined entities can achieve even higher returns," continued Nichols. "This transaction offers Interlott and GTECH the opportunity to combine our knowledge and resources to drive even higher growth."

Nichols noted that Interlott will operate as a subsidiary of GTECH and maintain its brand identity. An integration plan has been developed to assure customers of uninterrupted services and a seamless transition.

"The acquisition of Interlott is part of GTECH's strategy for growing our core lottery business while creating sustainable long-term shareholder value," said GTECH President and Chief Executive Officer W. Bruce



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TECHNOLOGIES TO BE ACQUIRED BY GTECH HOLDINGS
MARCH 17, 2003
PAGE 2

Turner. "It will expand GTECH's presence in the instant ticket distribution segment, which will afford GTECH a comprehensive set of solution offerings along the entire lottery industry value chain."

"We expect the combination of our companies to extend the reach of Interlott's product offerings within the United States, and internationally as well. Our shareholders will have the opportunity to share in these benefits through the share exchange component of the acquisition," noted Nichols.

"Initially, the combined entities will benefit from significant efficiencies that will be derived from the realignment and integration of certain Interlott functions and the leveraging of GTECH's worldwide sales and government relations infrastructure. Over time, the revenue growth potential is substantial as Interlott's product offerings are combined into GTECH's offerings," said Nichols.

Currently, 39 jurisdictions in the United States and 72 international jurisdictions sell instant tickets. To date, Interlott has supplied more than 30,000 ITVMs and related products to 28 domestic and 14 international lottery jurisdictions. The combined businesses will benefit from GTECH's ability to leverage its significant presence around the world to pursue additional sales opportunities among the jurisdictions that have not yet deployed ITVMs, many of whom are already GTECH customers.

Based in Mason, Ohio, Interlott currently employs approximately 230 people. In addition to supplying dispensing machines to the lottery industry, Interlott also supplies phone card dispensing machines to the telecommunications industry. Interlott's revenues for the fiscal year ended December 31, 2002, were a record $52 million, up 21.7 percent from $42.7 million in 2001.

TERMS OF ACQUISITION
Interlott shareholders will have the ability to elect to receive either $9.00 in cash, or a number of GTECH shares having a value of $9.00 based upon GTECH's stock price before the closing, or a combination of both, subject to a pro rata adjustment so that the aggregate consideration paid by GTECH will be 51.5 percent in stock and 48.5 percent in cash. At $9.00 per share, Interlott's common equity, including options, is valued at approximately $64 million. In addition to other customary closing conditions, one of the conditions of GTECH's obligation to complete the merger is that the average price of GTECH's common stock not fall below a certain level during a period before the closing. If that happens, however, Interlott will have the ability to complete the merger as an all-cash transaction instead, if the other conditions are satisfied.

The board of directors of Interlott, together with a special committee of the board appointed to represent the interest of public shareholders, have each unanimously approved the transaction, and the majority shareholder of Interlott has agreed to vote his shares in favor of the transaction. The transaction has been structured as a reorganization that will be tax free to Interlott shareholders to the extent they receive GTECH stock.

WEBCAST AND CONFERENCE CALL INFORMATION
GTECH will host a conference call for analysts and investors today at 8:30 a.m. (Eastern Standard Time). The call may be accessed in two ways. It will be broadcast live over the Internet. Go to GTECH's website at www.gtech.com, click on "Investors," then select "Live Broadcast." Or, if you do not have Internet access, you may listen to this call by dialing 612-288-0337.




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TECHNOLOGIES TO BE ACQUIRED BY GTECH HOLDINGS
MARCH 17, 2003
PAGE 3

If you are unable to listen to this call live, it will be available on GTECH's website under "Conference Calls" in the "Investors" section. Replay of the call will also be available by dialing 320-365-3844, access code 678197, beginning at noon today through midnight on March 18, 2003 (Eastern Standard Time).

Certain statements contained in this press release are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Such statements include, without limitation, statements relating to the companies' merger and strategic plans, expectations and objectives for future operations, as well as the prospects and financial outlook for GTECH, each of which reflects management assumptions regarding: (i) the ability of GTECH to integrate successfully the operations of Interlott and to achieve efficiencies from that integration, (ii) the approval of the merger by Interlott shareholders and regulatory authorities and the ability of the parties to complete the merger, (iii) the future prospects for and stability of the lottery industry and other businesses in which GTECH and Interlott are engaged or expects to be engaged, (iv) the future operating and financial performance of GTECH and Interlott (including, without limitation, expected future growth in revenues, profit margins and earnings per share), and (v) the ability of GTECH and Interlott to retain existing business and to obtain and retain new business. Such forward looking statements reflect management's assessment based on information currently available, but are not guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward looking statements.

These risks and uncertainties include, but are not limited to, those set forth above, in GTECH's and Interlott's subsequent press releases and on Reports by GTECH and Interlott on Forms 10-K, 10-Q and 8-K, and other reports and filings with the Securities and Exchange Commission, as well as risks and uncertainties respecting: (i) the potential impact of extensive and evolving government regulations upon the companies' businesses; (ii) the ability of the companies to continue to retain and extend their existing contracts and win new contracts;
(iii) the possibility of slower than expected growth or declines in sales of lottery goods and services by the companies or their customers; (iv) exposure to foreign currency fluctuations; (v) risks and uncertainties inherent in doing business in foreign jurisdictions; (vi) the relatively large percentage of the companies' revenues attributable to a relatively small number of their customers; (vii) the fact that several of the companies' larger contracts are to be rebid in the near future; (viii) the possibility of significant fluctuation of quarterly operating results; (ix) the intensity of competition in the lottery industry; (x) the possibility of substantial penalties under and/or termination of the companies' contracts; (xi) the ability of the companies to respond to technological change and to satisfy the future technological demands of its customers; (xii) opposition to expansion of lottery and gaming; (xiii) the companies' ability to attract and retain key employees; and (xiv) the possibility of adverse determinations in pending legal proceedings.

Any forward-looking statements in this release are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, continued acceptance of the company's products and services in the marketplace, competitive factors, new products and technological changes, dependence upon third-party vendors, a limited number of customers, political and other uncertainties related to customer purchases, and other risks detailed in the company's periodic report filings with the Securities and Exchange Commission.

                                       ooo

Interlott, the nation's leading manufacturer of ITVMs and other high-security vending products, has supplied ITVMs and PTVMs to 28 domestic and 14 international lottery jurisdictions. The company designs, manufactures, sells, leases and services dispensing machines for the lottery and telecommunications industries. Primary products include Instant Ticket Vending Machines (ITVMs) and Pull-tab/Break-open Ticket Vending Machines (PTVMs) for the lottery industry and Phone Card Dispensing Machines (PCDMs) for the telecommunications industry. Interlott's common stock is traded on the



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TECHNOLOGIES TO BE ACQUIRED BY GTECH HOLDINGS
MARCH 17, 2003
PAGE 4

American Stock Exchange using the symbol ILI. For additional information, please contact Dennis Blazer, chief financial officer, 513-701-7000, or Bill Wherle, investor relations counsel, 513-564-0700.

GTECH, a leading global information technology company with $1 billion in revenues and 4,300 people in 43 countries, provides software, networks, and professional services that power high-performance, transaction processing solutions. The company's core market is the lottery industry, with a growing presence in financial services transaction processing. For more information about the company, please visit GTECH's website at http://www.gtech.com.

Interlott and GTECH will file a proxy statement/prospectus and other documents regarding the proposed acquisition described in this press release with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT GTECH, INTERLOTT AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to holders of Interlott common stock seeking their approval of the transaction.

Investors and securityholders may obtain a free copy of the definitive proxy statement/prospectus (when it becomes available) and other documents filed by GTECH and Interlott with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained for free by directing a request to:

Interlott Technologies, Inc
7697 Innovation Way
Mason, OH, 45050-9695
Attn:  Investor Relations
Tel.  (513) 701-7000

and

GTECH Holdings Corporation
55 Technology Way
West Greenwich, RI  02817
Attn:  Investor Relations
Tel:  (401) 392-6980

GTECH, Interlott, and their respective directors, executive officers, and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Interlott shareholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of owning shares or options to purchase Interlott common stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the proxy statement/prospectus that will be filed with the SEC.